Exhibit 1

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY

(CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) 33.30029520-8

PUBLICLY-HELD COMPANY

MINUTES OF THE 49TH MEETING OF THE BOARD OF DIRECTORS

HELD ON APRIL 30, 2014

I. DATE, TIME, AND PLACE: April 30, 2014, at 10:00 a.m., the meeting taking place through conference call, in accordance with article 27, paragraph 2, of the Company’s By-Laws II. CALL: By individual messages sent to the Board Members. III. QUORUM AND ATTENDANCE: The majority of Board Members were present and signed below. IV. CHAIR: Chairman: Mr. José Mauro M. Carneiro da Cunha; Secretary: Mr. José Augusto da Gama Figueira. V. AGENDA: To discuss and deliberate on: (1) the re-ratification of the amount of shares into which the Company’s capital will be divided, the value of the capital increase and the amount of the capital stock as a result of the capital increase, as well as the date from which the subscribers of the shares issued in the capital increase will be entitled to any dividends and other benefits related to the shares, pursuant to resolutions passed at the Board of Directors Meeting on April 28, 2014, which approved the issuance of the shares and the issue price in the capital increase of the Company (“Board Meeting”); (2) the ratification of other resolutions passed at the Board Meeting. VI. RESOLUTIONS: Initially, representatives of the Company’s management participating in the Meeting clarified that, after the publication of the Board Meeting’s minutes and the filing of the documents of the primary public offering of common and preferred shares issued by the Company (the “Offering”) with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (“CVM”), as a result of interactions with the CVM and BM&FBovespa regarding the conditions of the capital increase, the Company noted the need to rectify the amount of shares, the value of the capital increase and the amount of the Company’s capital stock after the capital increase, approved at the Board Meeting (contained in resolutions (1) and (6)), in addition to the change of date from which the subscribers of the shares issued in the capital increase will be entitled to any dividends and other benefits related to the shares (contained in resolution (2)). After discussing the proposal presented and of the clarifications provided, the Board Members deliberated, with respect to item (1) on the Agenda, to approve the re-ratification (i) of the number of shares and amount of the capital stock approved in resolutions (1) and (6) of the Board Meeting, to provide that, due to the subscription and issuance of 2,142,279,524 Common Shares and 4,284,559,049 Preferred Shares, distributed through the Offering, the capital increase, within the limit of the authorized capital provided in the Company’s Bylaws, resulting from the Offering, will equal R$ 13,217,864,665.08 and the approved new capital of the Company, which had been subscribed, rose to R$20,689,073,501.71, divided into 8,223,924,977 shares, of which 2,741,288,153 are common and 5,482,636,824 are preferred, all registered, book-entry and without par value; and (ii) the date from which the subscribers of the shares issued in the capital increase will be entitled to any dividends and other benefits related to the shares, to provide that the holders of common shares and preferred shares subscribed and issued in the capital increase shall have the same rights under the Company’s Bylaws and applicable legislation as existing common shares and preferred shares, respectively, including allocation of full dividends and other benefits that may be declared by the Company from the date of announcement of commencement of the Offering that took place on April 29, 2014. With respect to item (2) on the Agenda, to ratify all other resolutions made at the Board Meeting and other acts performed by the Company’s management in order to the proceed with the Offering, authorizing the Board to continue performing all acts and take all measures necessary to proceed with the Offering and make relevant decisions, in conformity with the decisions of this Board of Directors. All matters were approved by a majority of the Board Members, the dissenting vote of Antonio Cardoso dos Santos being recorded, the reasons for this dissenting vote being the same as were manifested at the Company’s meeting of the Board of Directors held on December 18, 2013. VII. CLOSING: The relevant materials necessary to deliberate on the matters above were previously forwarded to the Board Members and comprise these minutes and have been filed with the secretary of the Company. With nothing further to discuss, the Chairman adjourned the meeting, and these minutes were drafted, read and approved, and will be signed by the Board Members who were present and by the Secretary. (/s/)José Mauro M. Carneiro da Cunha -

Chairman; Armando Galhardo N. Guerra Junior; Renato Torres de Faria; Rafael Cardoso Cordeiro; Sergio Franklin Quintella; Alexandre Jereissati Legey; Fernando Magalhães Portella; Cristiano Yazbek Pereira; Marcelo Almeida de Souza (alternate); Fernando Marques dos Santos; José Valdir Ribeiro dos Reis; Carlos Augusto Borges; Antonio Cardoso dos Santos; and Shakhaf Wine.

Conforms to the original recorded in the Company’s own books.

Rio de Janeiro, April 30,2014.

José Augusto da Gama Figueira

Secretary

Oi S.A.

Minutes of the 49th Meeting of the Board of Directors

Held on April 30, 2014